SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Merus N.V.

(Name of Issuer)

Common Shares, €0.09 nominal value

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA 94063

(650) 321-2400

April 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N5749R100	13D	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,311,039 shares, except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”) and Dr. James I. Healy (“Healy”), the managing members of SM IX, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,311,039 shares, except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell and Healy, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. N5749R100	13D	Page 3 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,311,039 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell and Healy, the managing members of SM IX, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,311,039 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell and Healy, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N5749R100	13D	Page 4 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,311,039 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,311,039 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N5749R100	13D	Page 5 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
1,311,039 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
1,311,039 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N5749R100	13D	Page 6 of 13

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the Statement on Schedule 13D initially filed on May 26, 2016 and amended on September 27, 2017 (as amended, the “Original Schedule 13D”) and relates to the beneficial ownership of Common Shares, €0.09 nominal value per share (“Common Shares”), of Merus N.V., a Netherlands public company with limited liability (naamloze vennootschap) (“Issuer”) and is being filed to reflect the disposition of Common Shares by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”), Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Michael F. Powell (“Powell”) and Dr. James I. Healy (“Healy” and collectively with SVP IX, SM IX, and Powell, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Shares of the Issuer.

(b)	The Issuer’s principal executive offices are located at Yalelaan 62, 3584 CM Utrecht, the Netherlands.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP IX, SM IX, Powell, and Healy. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Dr. Anand Mehra, a reporting person on the Original Schedule 13D, is no longer a managing member of SM IX, and accordingly, is no longer a reporting person on this Amendment No. 2.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Powell and Healy are the managing members of SM IX.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Powell and Healy are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2015, SVP IX entered into a Class C subscription agreement pursuant to which SVP IX acquired from the Issuer an aggregate 1,275,894 Class C preferred shares for a purchase price of €6.66 per share, or €8,497,454.04 in the aggregate. The Class C preferred shares accrued stock dividends payable in kind upon the conversion of the preferred shares into common shares at a rate of 8% per annum accruing from the date of issuance.

On May 6, 2016, the Issuer effected a 1-for-1.8 reverse stock split of the issued common and preferred shares. Following the reverse stock split, SVP IX held 708,830 Class C preferred shares.

CUSIP NO. N5749R100	13D	Page 7 of 13

The Class C preferred shares converted into Common Shares at a conversion ratio of one Common Share for every one Class C preferred share immediately prior to the closing of the Issuer’s initial public offering of Common Shares (“Offering”). Accordingly, in connection with the closing of the Offering, the Class C preferred stock automatically converted into 708,830 Common Shares. The aggregate amount of stock dividends that accrued through the closing of the Offering from the Class C preferred shares held by SVP IX was 42,573 Common Shares, all of which were issued to SVP IX in connection with the conversion of Class C preferred shares into Common Shares in the Offering.

In connection with the Offering, SVP IX purchased 650,000 Common Shares at $10.00 per share, or $6,500,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on May 18, 2016 with the Securities and Exchange Commission (the “Prospectus”).

On September 22, 2017, SVP IX purchased 337,414 Common Shares in open market purchases for an average price of $17.71 per share, or $5,976,614 in the aggregate. Such Common Shares were purchased in multiple transactions at prices ranging from $17 to $18. SVP IX undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in the previous sentence.

On February 13, 2018, SVP IX purchased 222,222 Common Shares at $18.00 per share, or $3,999,996 in the aggregate. Such purchase occurred pursuant to a private placement of Common Shares by the Issuer described in Form 6-K (File No. 001-37773) filed with the Securities and Exchange Commission on February 16, 2018.

On April 17, 2020, SVP IX sold 16,764 Common Shares at a weighted average price of $13.106 per share, or $219,708.98 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $13.10 to $13.22. SVP IX undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On April 20, 2020, SVP IX sold 4,500 Common Shares at a weighted average price of $13.2917 per share, or $59,812.65 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $13.15 to $13.475. SVP IX undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On April 21, 2020, SVP IX sold 840 Common Shares at a weighted average price of $13.1667 per share, or $11,060.03 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $13.01 to $13.25. SVP IX undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On April 21, 2020, SVP IX sold 627,896 Common Shares at a weighted average price of $12.0502 per share, or $7,566,272.38 in the aggregate, in open market sales. Such Common Shares were sold in multiple transactions at prices ranging from $12.05 to $12.24. SVP IX undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP IX were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. N5749R100	13D	Page 8 of 13

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Shares and/or retain and/or sell all or a portion of the Common Shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Shares held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 29,003,005 Common Shares outstanding on February 28, 2020 as reported by the Issuer in its Form 10-K (File No. 001-37773) filed with the Securities and Exchange Commission on March 16, 2020.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Shares of the Issuer on April 21, 2020.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Lock-Up Agreement (the “Lock-Up Agreement”) entered into with Citigroup Global Markets Inc. and Jefferies LLC as representatives of a group of Underwriters, relating to the Offering, SVP IX agrees, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any Common Shares for a period from the effective date of the Lock-Up Agreement until 180 days after such date. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 3 to Form F-1 Registration Statement (File No. 333-207490), and such description is incorporated herein by reference.

Certain of the Reporting Persons are party to a Shareholders’ Agreement among the Issuer, such Reporting Persons and other shareholders. Subject to the terms of such Shareholders’ Agreement and a Registration Rights Agreement, SVP IX can demand registration rights, short-form registration rights and piggyback registration rights. Such Shareholders’ Agreement dated as of August 20, 2015 is more fully described in the Prospectus and was filed as Exhibit 10.11 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-207490), and such description is incorporated herein by reference. The form of Registration Rights Agreement is more fully described in the Prospectus and was filed as Exhibit 4.1 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-207490), and such description is incorporated herein by reference.

CUSIP NO. N5749R100	13D	Page 9 of 13

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 3 to Form F-1 Registration Statement (File No. 333-207490) is incorporated herein by reference.
EXHIBIT D	Form of Shareholders’ Agreement described in Item 6, filed as Exhibit 10.11 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-207490) is incorporated herein by reference.
EXHIBIT E	Form of Registration Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-207490) is incorporated herein by reference.

CUSIP NO. N5749R100	13D	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 24, 2020

SOFINNOVA VENTURE PARTNERS IX, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. N5749R100	13D	Page 11 of 13

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 3 to Form F-1 Registration Statement (File No. 333-207490) is incorporated herein by reference.
D	Form of Shareholders’ Agreement described in Item 6, filed as Exhibit 4.6 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-207490) is incorporated herein by reference.
E	Form of Registration Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-207490) is incorporated herein by reference.

CUSIP NO. N5749R100	13D	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Shares of Merus N.V. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: April 24, 2020

SOFINNOVA VENTURE PARTNERS IX, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. N5749R100	13D	Page 13 of 13

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.